11016554

FEB 28 2011

WASH. D.C. 189 SECTION

3/31

n.a. 3/22

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-~~B008062~~ 47904

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John James Investments, Ltd. dba John James Futures Group Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8463 Sheridan Drive
(No. and Street)

Williamsville, (City) New York (State) 14221 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yvonne Pilichowski 716-633-2323 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Toski, Schaefer & Co., P.C.
(Name – *if individual, state last, first, middle name*)

555 International Drive (Address) Williamsville, (City) New York (State) 14221 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

n.a. 4/4

OATH OR AFFIRMATION

I, Yvonne Pilichowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John James Investments, Ltd.., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A - None

Signature

President

Title

Operations

Notary Public

DEBORAH A. SCHALL
Notary Public, State of New York
Qualified in Erie County
My Commission Expires November 7, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN JAMES INVESTMENTS, LTD.

Financial Statements and Supplemental Schedule

December 31, 2010

(With Independent Auditors' Report and
Supplemental Report on Internal Control)

JOHN JAMES INVESTMENTS, LTD.

Table of Contents

	Page
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 9
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	10
Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5	11 - 12

* * * * *

TOSKI, SCHAEFER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

555 INTERNATIONAL DR.
WILLIAMSVILLE, NY 14221
(716) 634-0700

14 CORPORATE WOODS BLVD.
ALBANY, NY 12211
(518) 935-1069

INDEPENDENT AUDITORS' REPORT

The Stockholder
John James Investments, Ltd.:

We have audited the accompanying statement of financial condition of John James Investments, Ltd. (the Company) as of December 31, 2010, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John James Investments, Ltd. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Toski, Schaefer & Co. P.C.

Williamsville, New York
February 18, 2011

EMAIL: toski@toskischaefer.com
WEBSITE: www.toskischaefer.com

JOHN JAMES INVESTMENTS, LTD.
Statement of Financial Condition
December 31, 2010

Assets	
Current assets:	
Cash	$ 13,823
Receivable from broker-dealer	8,170
Commission receivable	29,404
Due from stockholder	72,388
Total current assets	123,785
Property and equipment, at cost:	
Land	20,000
Leasehold improvements	69,846
Furniture and equipment	104,760
Vehicles	21,820
	216,426
Less accumulated depreciation	(188,532)
Net property and equipment	27,894
Deferred income taxes	5,537
Total assets	$ 157,216
Liabilities and Stockholder's Equity	
Current liabilities:	
Accounts payable	19,350
Accrued expenses	9,315
Total current liabilities	28,665
Stockholder's equity:	
Common stock, no par value, 200 shares authorized; issued and outstanding	2,000
Additional paid-in capital	38,357
Retained earnings	88,194
Total stockholder's equity	128,551
Total liabilities and stockholder's equity	$ 157,216

See accompanying notes to financial statements.

JOHN JAMES INVESTMENTS, LTD.
Statement of Operations
Year ended December 31, 2010

Operating income:	
Commissions	$ 12,794
Commissions - commodities	231,604
Interest income	20
Total operating income	244,418
Operating expenses:	
Salaries	89,867
Rent	73,942
Insurance	34,969
Repairs and maintenance	15,850
Vehicles, travel and entertainment	14,614
Communications and telephone	11,922
Office supplies	7,135
Miscellaneous	15,449
Depreciation	14,882
Professional fees	3,600
Payroll taxes	5,621
Utilities	5,641
Marketing	3,368
Regulatory fees	5,237
Total operating expenses	302,097
Loss before benefit from income taxes	(57,679)
Benefit from income taxes	(10,911)
Net loss	$ (46,768)
Basic loss per share	$ 233.84

See accompanying notes to financial statements.

JOHN JAMES INVESTMENTS, LTD.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2010

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balances at December 31, 2009	$ 2,000	38,357	134,962	175,319
Net loss	-	-	(46,768)	(46,768)
Balances at December 31, 2010	$ 2,000	38,357	88,194	128,551

See accompanying notes to financial statements.

JOHN JAMES INVESTMENTS, LTD.
Statement of Cash Flows
Year ended December 31, 2010

Cash flows from operating activities:		
Net loss	$	(46,768)
Adjustments to reconcile net loss to net decrease in cash:		
Depreciation		14,882
Deferred income taxes		(10,911)
Changes in:		
Receivables from broker-dealer		1,454
Commission receivable		9,523
Due from stockholder		12,000
Accounts payable		10,054
Accrued expenses		3,457
Income taxes payable		(1,953)
Net decrease in cash		(8,262)
Cash at beginning of year		22,085
Cash at end of year	$	13,823
Supplemental disclosure of cash flow information - cash paid for income taxes	$	1,953

See accompanying notes to financial statements.

JOHN JAMES INVESTMENTS, LTD.

Notes to Financial Statements

December 31, 2010

(1) Organization

John James Investments, Ltd. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an "introducing broker," who does not take possession of customer funds or carry customer accounts, and primarily earns commissions on the buying and selling of various financial instruments and investments. The Company maintains an office in Williamsville, New York and its customers are located primarily in Western New York State.

(2) Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

(a) Basis of Accounting

The books of account are maintained and financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. Under this accrual method, revenues are recorded when earned and expenses are recorded when incurred.

(b) Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Equivalents

For purposes of reporting cash flows, cash includes money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

(d) Concentrations of Credit Risk

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(2) Summary of Significant Accounting Policies, Continued

(e) Receivables

The receivable from broker-dealer is due from the Company's clearing broker. The commissions receivable are due primarily from various investment companies. Losses from uncollectible receivables shall be accrued when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated. As of the date of the financial statements, management believes that neither of these conditions exists with regard to receivables and, as such, an allowance for doubtful accounts has not been established.

(f) Capitalization and Depreciation

Equipment and improvements are recorded at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated services lives using the straight-line method. Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. Upon disposal of depreciable property, the appropriate property accounts are reduced by the related costs and accumulated depreciation. The resulting gains and losses are reflected in the statement of operations.

(g) Subsequent Events

The Company has evaluated events after December 31, 2010, and through February 18, 2011, which is the date the financial statements were available to be issued, and determined that any events or transactions occurring during this period that would require recognition or disclosure are properly addressed in these financial statements.

(3) Related Party Transactions

Related party transactions as of and for the year ended December 31, 2010 are as follows:

(a) Due from Stockholder

Due from stockholder amounted to $72,388 at December 31, 2010. This represents a non-interest bearing advance to the stockholder due on demand.

(b) Rent Expense

The Company rents office space on a month-to-month basis from the stockholder under an informal rental agreement. Rent expense under this agreement amounted to $73,942 for the year ended December 31, 2010.

(4) Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. Such differences relate to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes), and the benefit of net operating loss carryforwards. Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The benefit from income taxes consists of the following for the year ended December 31, 2010:

Deferred:	
State	$ (3,777)
Federal	(7,134)
	$ (10,911)

The Company's benefit from income taxes differs from the expected tax benefit (calculated by applying the U.S. Federal statutory income tax rate of 34% to loss before income taxes) primarily as a result of state income taxes, the effect of graduated tax rates, and the effect of permanent timing differences relative to when items are reported for financial statement purposes as opposed to income tax purposes. The following provides a reconciliation of the benefit from income taxes calculated at the Federal statutory rate and the benefit from income taxes reported in the accompanying statement of operations:

Loss before benefit from income taxes	$ (57,679)
Benefit at Federal statutory rate	(19,611)
State taxes, net of Federal	(2,589)
Effect of graduated tax rates	10,959
Permanent timing differences	330
Benefit from income taxes	$ (10,911)

At December 31, 2010, the Company has approximated $32,000 of net operating loss carryforwards that expire in 2030.

(5) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (See Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (generally, Company capital less reductions for assets not readily convertible into cash at full value). There are restrictions on a broker-dealer's operations if aggregate indebtedness exceeds 10 times net capital.

At December 31, 2010, the Company's net capital and required net capital (as defined) were $22,732 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was approximately 1.62 to 1.

(6) Reserve Requirement

Rule 15c3-3 under the Securities Exchange Act of 1934 provides a formula for the maintenance by broker-dealers of reserves in connection with customer related transactions and standards for broker-dealers regarding the physical possession or control of fully-paid and excess margin securities. There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Company's business (note 1) these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(ii) of the Rule.

(7) Reconciliation of Focus Report

Rule 17a-5(d)(4) under the Securities Exchange Act of 1934 requires a reconciliation of the audited computation and the broker-dealer's corresponding unaudited Part IIA. After review of Form X-17A-5 presented by the Company, no material differences exist.

JOHN JAMES INVESTMENTS, LTD.

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010

Net Capital:	
Total stockholder's equity from statement of financial condition	$ 128,551
Deduct non-allowable assets from statement of financial condition	105,819
Net capital	22,732
Computation of basic net capital requirement - net capital requirement (greater of 6 2/3% of aggregate indebtedness $1,911 or $5,000)	(5,000)
Excess net capital	$ 17,732
Aggregate indebtedness:	
Accounts payable	19,350
Accrued expenses	9,315
Total aggregate indebtedness	$ 28,665
Ratio - Aggregate indebtedness to net capital	1.62 to 1

TOSKI, SCHAEFER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

555 INTERNATIONAL DR.
WILLIAMSVILLE, NY 14221
(716) 634-0700

14 CORPORATE WOODS BLVD.
ALBANY, NY 12211
(518) 935-1069

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

The Stockholder
John James Investments, Ltd.:

In planning and performing our audit of the financial statements of John James Investments, Ltd. (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

EMAIL: toski@toskischaefer.com
WEBSITE: www.toskischaefer.com

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Toski, Schaefer & Co., P.C.

Williamsville, New York
February 18, 2011